MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2006	Year Ended December 31, 2005

	(In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$302,823	$260,697

Income Taxes	168,160	145,779
	470,983	406,476

Rents (b)	11,331	11,335

Interest (c)	69,959	56,807

Total Earnings Available for Fixed Charges	$552,273	$474,618

Preferred Dividend Requirements	$685	$685

Ratio of Income Before Income Taxes to Net Income	155%	153%

Preferred Dividend Factor on Pretax Basis	1,062	1,048

Fixed Charges (d)	88,200	76,814

Combined Fixed Charges and Preferred Stock Dividends	$89,262	$77,862

Ratio of Earnings to Fixed Charges	6.3x	6.2x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	6.2x	6.1x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).